NO ACT

PE
1-6-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

12025146

DIVISION OF
CORPORATION FINANCE

January 13, 2012

Burt M. Fealing
ITT Corporation
burt.fealing@itt.com

Re: ITT Corporation
Incoming letter dated January 6, 2012

Dear Mr. Fealing:

This is in response to your letter dated January 6, 2012 concerning the shareholder proposal submitted to ITT by the Sheet Metal Workers' National Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Kenneth Colombo
Sheet Metal Workers' National Pension Fund
Kcolombo@smwnpf.org

January 13, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ITT Corporation
Incoming letter dated January 6, 2012

The proposal requests that the board audit review committee establish an "Audit Firm Rotation Policy" that requires that at least every seven years ITT's audit firm rotate off the engagement for a minimum of three years.

There appears to be some basis for your view that ITT may exclude the proposal under rule 14a-8(i)(7), as relating to ITT's ordinary business operations. In this regard, we note that the proposal relates to limiting the term of engagement of ITT's independent auditors. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if ITT omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ITT
ENGINEERED FOR LIFE

Burt M. Fealing
Senior Vice President,
General Counsel and Secretary

ITT Corporation

1133 Westchester Avenue
White Plains, NY 10604
tel 914.641.2041
fax 914.696.2970
burt.fealing@itt.com

ITT Corporation
Shareholder Proposal of the Sheet Metal Workers National Pension Fund
Securities Exchange Act of 1934 Rule 14a-8

January 6, 2012

Ladies and Gentlemen:

On behalf of ITT Corporation (the "Company"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") received from the Sheet Metal Workers' National Pension Fund (the "Proponent").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our view that the Company may, for the reasons set forth below, properly exclude the Proposal from the 2012 Proxy Materials.

In accordance with Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent concurrently to the Proponent. Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Proposal to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. The Proposal

The Proponent requests that the following matter be submitted to a vote of the shareholders at the next Annual Meeting of Shareholders:

"Be it Resolved: That the shareholders of ITT Corporation ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy, that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years. The seven year engagement limit would begin to run following adoption of the Rotation Policy"

The Company received the Proposal on November 21, 2011. A copy of the Proposal, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

II. Grounds for Omission

The Company believes that the Proposal may be properly omitted from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company.

As provided under Indiana law, the Company's Board of Directors (the "Board") oversees the management of the Company's business and affairs. In accordance with the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), Rule 10A3 under the Securities Exchange Act of 1934 (the "Exchange Act") and the rules of the New York Stock Exchange, the charter of the Board's Audit Committee (the "Audit Committee") grants the Audit Committee the ultimate authority and responsibility for the appointment, compensation, retention and oversight of the work of the Company's independent auditors.

The Audit Committee considers many factors in making its determinations with regard to the Company's independent auditor, including the auditor's skills and expertise, the auditor's independence, and the time, expense and other resources associated with working with the current auditor or engaging a new one. The Proposal would require the Audit Committee to periodically select a new auditing firm whether or not the Audit Committee considered such a change to be consistent with its determinations in this regard or to be in the best interests of the Company or its shareholders. The Proposal would foreclose the Board's ability to conduct the Company's ordinary business operations by mandating periodic changes in auditors, notwithstanding the Audit Committee's business judgment on the current auditor's qualifications and expertise.

The Division has a long history of viewing proposals that address the method and selection of independent auditors as matters relating to a company's ordinary business. For example in *Deere & Company* (November 18, 2011), the Staff concurred with the exclusion of a proposal to limit the term of engagement of the company's auditors to seven years because "[p]roposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7)." *See also J.P. Morgan Chase & Co.* (March 5, 2010) (proposal to limit the term of engagement of the company's auditor to five years); *See also Masco Corp.* (January 13, 2010) (proposal to limit the term of engagement of the company's auditor to five years); *El Paso Corporation* (February 23, 2005) (proposal that auditors be changed every 10 years), *Kohl's Corporation* (January 27, 2004) (proposal that auditors be changed every 10 years), *The Allstate Corporation* (February 9, 2003) (proposal that auditors be changed every four years); *Bank of America Corporation* (January 2, 2003) (proposal that auditors be changed every four years); *WGL Holdings, Inc.* (December 6, 2002) (proposal that auditors be changed at least every five years); *ConAgra Foods, Inc.* (June 14, 2002) (proposal that auditors be changed every four years); *American Financial Group Inc.* (April 4, 2002) (proposal that auditors be changed every four years);

Transamerica Corporation (March 8, 1996) (proposal requested that the auditors be changed every four years); *General Electric Company* (December 18, 1995) (proposal requested that the auditors be changed every four years); *Texaco Inc.* (August 23, 1993) (proposal that auditors be changed every three to five years as a regular policy); *Southern New England Telecommunications Company* (February 11, 1991) (proposal to limit the service of the company's independent audit firm to not more than four consecutive years and to not more than six years in any ten consecutive years); *Monsanto Company* (January 17, 1989) (proposal, in part, to limit auditors to five-year terms); *Bank of America Corporation* (February 27, 1986) (proposal, in part, to require rotation of company's independent auditors at least every five years); *ITT Corporation* (January 22, 1986) (proposal to require rotation of independent auditors at least every five years); *Mobil Corporation* (January 3, 1986) (proposal to require rotation of independent auditors at least every five years); *Consumers Power Company* (January 3, 1986) (proposal that would require the rotation of the company's independent auditors at least every five years); *Ohio Edison Company* (December 30, 1985) (proposal that would require the rotation of the company's independent auditors at least every seven years); *Pacific Gas and Electric Company* (December 30, 1985) (proposal that would require the rotation of the company's independent auditors at least every three years); and *Firestone Tire & Rubber Company* (November 25, 1980) (proposal recommending the board of directors consider the practice of rotating the company's outside auditors).

In each of the cited no-action letters, the Division confirmed that proposals dealing with the method of selecting independent auditors were related to ordinary business matters, and the Division indicated that it would not recommend enforcement action if the subject proposals were omitted. Consistent with the extensive precedents referenced above, the Company believes that the Proposal is excludable under Rule 14a8(i)(7).

III. <u>Conclusion</u>

Based on the foregoing, we hereby respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the Company's 2012 Proxy Materials. If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its 2012 Proxy Materials, please contact me at (914) 641-2041. I would appreciate your sending your response by facsimile to me at (914) 696-2970, attention of Burt M. Fealing, Senior Vice President, General Counsel and Secretary.

Very truly yours,

Senior Vice President, General Counsel and
Secretary of ITT Corporation

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Encls.

Copy w/encls. to:

Kenneth Colombo
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
601 N. Fairfax Street
Suite 500
Alexandria, VA 22314

Gary L. Sellers
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954

VIA EMAIL AND FEDEX

SHEET METAL WORKERS' NATIONAL PENSION FUND

FACSIMILE TRANSMITTAL SHEET

TO: BURT M. FEALING Vice President and Corporate Secretary	FROM: KENNETH COLOMBO
COMPANY: ITT Corporation	DATE: NOVEMBER 21, 2011
FAX NUMBER: 914-696-2970	TOTAL NO. OF PAGES INCLUDING COVER: 5
PHONE NUMBER: 914-641-2000; Mr. Fealing direct: 914.641.2041	CC: Craig Rosenberg (847) 205-0293
RE: Shareholder Resolution	

☒ URGENT ☐ PLEASE COMMENT ☐ PLEASE REPLY

NOTES/COMMENTS:

THE INFORMATION CONTAINED IN THIS FACSIMILE TRANSMISSION IS INTENDED ONLY FOR THE USE OF THE INDIVIDUALS TO WHOM IT IS ADDRESSED, AND MAY CONTAIN INFORMATION THAT IS PRIVILEGED AND CONFIDENTIAL, THE DISCLOSURE OF WHICH IS PROHIBITED BY LAW. IF THE READER OF THIS TRANSMISSION IS NOT THE INTENDED RECIPIENT, YOU ARE HEREBY NOTIFIED THAT ANY DISSEMINATION, DISTRIBUTION OR COPYING OF THIS TRANSMISSION IS STRICTLY PROHIBITED. IF YOU HAVE RECEIVED THIS TRANSMISSION IN ERROR, PLEASE NOTIFY US IMMEDIATELY AT (703) 739-7000. THANK YOU.

601 N. FAIRFAX STREET, SUITE 500,
ALEXANDRIA, VA 22314
(703)739-7000 OR
(703) 683-0932 FAX

SHEET METAL WORKERS' NATIONAL PENSION FUND

[Sent via fax 914-696-2970 and via UPS]

November 21, 2011

Burt M. Fealing, Vice President and Corporate Secretary
ITT Corporation
1133 Westchester Avenue
White Plains, NY 10604-3543

Re: Audit Firm Rotation Proposal

Mr. Fealing:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the ITT Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal addresses the issue of our companies audit firm rotation. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 4,778 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 683-0932

SHEET METAL WORKERS' NATIONAL PENSION FUND

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7018 or Kcolombo@smwnpf.org. Copies of correspondence or a request for a "no-action" letter should be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314.

Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, One Lane Center, 1200 Shermer Rd., Suite 216, Northbrook, IL 60062.

Sincerely,

Kenneth Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Audit Firm Rotation Policy Proposal

Be it Resolved: That the shareholders of ITT Corporation ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy, that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years. The seven year engagement limit would begin to run following adoption of the Rotation Policy.

Supporting Statement: Audit firm independence is fundamentally important to the integrity of the public company financial reporting system that underpins our nation's capital markets. In a system in which audit clients pay for-profit accounting firms to perform financial statement audits, every effort must be made to ensure accounting firm independence. One important reform to advance the independence, skepticism, and objectivity accounting firms have toward their audit clients is a mandatory auditor rotation requirement.

Research on the terms of engagement between audit firms and client corporations indicates that at the largest 500 companies long-term auditor-client relationships are prevalent: for the largest 100 companies auditor tenure averages 28 years, while the average tenure at the 500 largest companies is 21 years. These long-term financial relationships result in the payment to the audit firm of hundreds of millions of dollars over the average period of engagement. According to its recent proxy statements, ITT Corporation has paid its audit firm, Deloitte & Touche LLP a total of $79,398,000 in total fees over the last 7 years alone.

Auditor independence is described by the Public Company Accounting Oversight Board (PCAOB), an organization established to set and monitor accounting standards and practices, as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." (PCAOB Release No. 2011-055, August 16, 2011). One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," which is "an attitude that includes a questioning mind and a critical assessment of audit evidence." PCAOB standards require an auditor to conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

Instances of systemic accounting fraud in the market have prompted various legislative and regulatory reforms to the audit process, including audit partner rotation requirements, limits on the non-audit services that can be provided by accounting firms to audit clients, and enhanced responsibilities for board audit committees. Despite these important reforms, recent PCAOB investigations often reveal "audit deficiencies that may be attributable to a failure to exercise the required professional skepticism and objectivity."

We believe that an important next step in improving the integrity of the public company audit system is to establish a mandatory audit firm rotation requirement of seven years, thereby limiting long-term client-audit firm relationships that may compromise audit firm independence.

BNY MELLON
ASSET SERVICING

RECEIVED
NOV 30 2011
ITT CORPORATION

Sent Via Fax : 914-696-2970

November 22, 2011

Burt M. Fealing
Vice President and Corporate Secretary
ITT Corporation
1133 Westchester Avenue
White Plains, NY 10604-3543

Dear Mr. Fealing:

BNY Mellon is the record holder for 9,030 shares of ITT Corporation ("Company") common stock held for the benefit of the Sheet Metal Workers' National Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to 11/21/2011, the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

Sincerely,

Jana Lyons
Vice President
jana.lyons@bnymellon.com
412-234-0264

enc.

cc: Kenneth Colombo, Sheet Metal Workers

Pages 12 through 16 redacted for the following reasons:

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